Exhibit 99.1

NEWS RELEASE

INTEROIL SETS SECOND QUARTER 2010 CONFERENCE CALL DATE

Cairns, Australia and Houston, TX -- July 30, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC), today announced that it will release financial and operating results for the second quarter of 2010 after the market closes for trading on Monday August 16th, 2010 with full text of the news release and accompanying financials available on the company’s website at www.interoil.com.  A conference call will be held on Tuesday August 17th, 2010, at 7:30 a.m. Central (8:30 a.m. Eastern) to discuss the financial and operating results, as well as the company’s outlook.

The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or by accessed by dialing (612) 326-1003.  A replay of the broadcast will be available soon afterwards on the website.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil: Wayne Andrews V. P. Capital Markets Wayne.Andrews@InterOil.com The Woodlands, TX USA Phone: +1-281-292-1800	Anesti Dermedgoglou V.P. Investor Relations Anesti@InterOil.com Cairns Qld, Australia Phone: +61 7 4046 4600

InterOil News Release